February 28, 2006

Via U.S. Mail and Facsimile

Michael S. Hedge
Chief Executive Officer
Datrek Miller International, Inc.
835 Bill Jones Industrial Drive
Springfield, Tennessee 37172

> RE: Datrek Miller International, Inc.
> Form 10-KSB for the Fiscal Year Ended December 31, 2004
>
> File No. 000-29707

Dear Mr. Hedge:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Michael S. Hedge, Chief Executive Officer
(615) 384-1290